10f-3 Transactions Summary*
* Evergreen Compliance Department has on file a checklist signed by the portfolio manager and a compliance manager stating that the transaction fully complies with the conditions of Rule 10f-3 of the Investment Company Act of 1940.

Fund
Intermediate Muni Bond Fund
Security
The City of New York
Advisor
EIMCO
Transaction Date
9/12/08
Cost
"$3,000,000"
Offering Purchase
0.38%
Broker
Citigroup
Underwriting Syndicate Members
JP Morgan
Citi
Morgan Stanley
"Wachovia Bank, NA"